Exhibit 99.1

Press release ING Corporate Communications Amsterdam, 1 August 2024 ING posts 2Q2024 net result of €1,780 million, underpinned by strong income in Retail and Wholesale Banking 2Q2024 profit before tax of €2,568 million with a four - quarter rolling average RoE of 14.0% • Significant mobile primary customer growth of 248,000 across markets • Net interest income remains resilient, supported by increased lending and deposit volumes • Continued strong fee income, driven by daily banking and investment products in Retail Banking • ING will pay an interim cash dividend of €0.35 per ordinary share CEO statement “In the second quarter of 2024, we have delivered good results across our business,” said Steven van Rijswijk, CEO of ING. “We have continued to perform well financially and have maintained commercial momentum throughout the first six months of the year. Our results were mainly driven by strong fee income and resilient net interest income, supported by increased customer lending and customer deposit volumes. Our performance underlines our ability to accelerate growth, increase impact and deliver value. “Our customer base has grown significantly in the second quarter. The number of mobile primary customers grew by 248,000 to 13.7 million, representing 88% of our total primary customer base of 15.6 million. Key contributors to this growth were the Netherlands, Germany and Spain. "Fee income drivers have remained strong, reflecting structural improvements in Retail Banking. Our growing customer base and favourable market conditions have helped us lift fee income from investment products, daily banking, mortgage brokerage and insurance. In Germany, we have achieved the milestone of €100 billion in assets under management in investment products. Fees in Wholesale Banking have shown a limited decline after an exceptional first quarter for Global Capital Markets. “We have delivered excellent commercial performance in Retail Banking, with deposits growing by €9 billion, partly due to seasonal inflows of holiday allowances. Interest income for lending was up sequentially and year - on - year, supported by growth in core lending of €9 billion, which includes an increase in mortgage volumes in all of our markets. “Wholesale Banking has recorded another strong quarter, with a 5% quarter - on - quarter increase in revenues. Furthermore, core deposits have grown by €6 billion, mainly attributable to successful initiatives in Payments & Cash Management and Money Markets. During the quarter, we have continued to invest in our Wholesale Banking franchise to enable top - line growth, improve the digital experience and accelerate the execution of our strategy. “Expenses increased as expected, reflecting the impact of delayed inflationary pressure on staff costs, as well as increased marketing expenses. Risk costs were up but remained below the through - the - cycle - average, showing the quality of our loan book. Our CET1 ratio was 14.0%, mostly driven by the impact of the share buyback programme that was announced in May 2024 and is well underway. Our 4 - quarter rolling return on equity came out at 14.0%, which also reflects the favourable impact of the share buyback programmes. “Reinforcing our strategic focus to put sustainability at the heart of what we do, we have updated our annual sustainable volume mobilised target to €150 billion by 2027, up from our previous target of €125 billion by 2025. We have seen good progress already, with our sustainable volume mobilised increasing to €56.9 billion in the first half of the year, up 21% year - on - year. “As we introduced the next phase of our strategy during the quarter, we have continued to deliver value to all our stakeholders. I would like to thank our employees across the world for their contributions to these strong results and look forward to keep growing the difference.” Investor enquiries E: investor.relations@ing.com Press enquiries T: +31 (0)20 576 5000 E: media.relations@ing.com Analyst call 1 August 2024 at 9:00 am CET +31 20 708 5074 (NL) +44 330 551 0202 (UK) (Registration required via invitation) Live audio webcast at www.ing.com Media call 1 August 2024 at 11:00 am CET +31 20 708 5073 (NL) +44 330 551 0200 (UK) (Quote ING Media Call when prompted by the operator) Live audio webcast at www.ing.com

# Business Highlights

| Primary customers[1] | Net result | CET1 ratio |
|---|---|---|
| **15.6 mln** | **€1,780 mln** | **14.0%** |
| +207,000 vs 1Q2024 | -17% vs 2Q2023 | -0.8% vs 1Q2024 |
| Mobile primary customers[1] | Fee income | Return on equity (4-qtr rolling avg) |
| **13.7 mln** | **€999 mln** | **14.0%** |
| +248,000 vs 1Q2024 | +10% vs 2Q2023 | -0.8% vs 1Q2024 |

**Customer experience**

NPS score:
**Ranked #1 in 6 of 10 retail markets**

Primary customers[1]:
**+207,000 in 2Q2024**

Mobile primary customers[1]:
**+248,000 in 2Q2024**

We have grown our mobile primary customer base—primary customers with a mobile interaction through our app or website—by 248,000 to a total of 13.7 million. This puts us on track to keep growing in line with our target of one million new mobile primary customers per year. Mobile primary customers now make up 88% of our 15.6 million primary customers. We have a leading NPS position in 6 out of 10 of our retail markets, showing our customers strongly value their relationship with us.

We continue to drive customer value by partnering with insurers to offer our customers a range of insurance solutions. In Retail Banking in Belgium, we extended our successful collaboration with NN through 2034. In Spain, we launched a new health insurance offering with DKV Seguros, providing a range of innovative health insurance products. In the Netherlands, we introduced our first digital-only insurance offering for Business Banking customers with our partner Allianz Direct.

We also continue to innovate to create superior customer value in the Romanian market, having recently launched a personal finance tool to help our customers monitor their finances and provide insights into their spending.

In Wholesale Banking, we further expanded the digital experience for our clients. In 2Q2024, we extended our InsideBusiness platform to Asia, starting in Singapore and Hong Kong, making the service now available in 22 markets. In the Americas, we developed ING's first digital assistant, Bobby, available in Bloomberg chat. The digital assistant enables our client-facing team to more efficiently process client requests by instantly receiving pricing on multiple and complex products, including securities and derivatives, within the Bloomberg chat function.

Owing to the strength of our cash management offering for clients, our Wholesale Banking team was recognised by Global Finance as Best Cash Management Bank in Western Europe, Central & Eastern Europe, and in the Netherlands.

**Sustainability**

Volume mobilised[2]:
**€56.9 bln in 1H2024**
vs €46.9 bln in 1H2023

Sustainability deals supported by ING:
**367 in 1H2024**
vs 234 in 1H2023

We continue to support our clients in their sustainable transition. We re-emphasised our sustainable ambition as part of our 'Growing the difference' strategy and increased our annual sustainable volume mobilised target to €150 billion by 2027. In the first half of the year, we increased our sustainable volume mobilised to €56.9 billion, up 21% year-on-year. We supported 367 sustainability deals in 1H2024, up from 234 in the first half of 2023.

In Retail Banking, we are making progress in our sustainable mortgage proposition by supporting homeowners to retrofit their homes to make them more sustainable. We also continue offering favourable terms for mortgages on sustainable homes. In the second quarter of the year, more than 40% of our mortgage production in the Netherlands was for A-label (or higher) homes. In Poland, we launched an ESG Academy for Business Banking customers. The Academy offers a series of webinars in which we support SMEs with practical knowledge from ING as well as external experts on how to implement ESG practices in their companies.

In Wholesale Banking, we acted as sole Green Loan Coordinator in a €750 million green term loan and revolving credit facility for Eurostar to invest in up to 50 new highs-speed trains. The innovative financing structure aligns with the Loan Markets Association's (LMA) Green Loan Principles.

Our efforts are being recognised through numerous sustainability awards, including Best Bank for Sustainable Project Finance in Western Europe and Best Bank for Sustainable Finance in the Netherlands from Global Finance. The Digital Banker also recognised ING as the Best Wholesale/ Transaction Bank for Sustainable Finance in South-East Asia and the Netherlands.

Society is transitioning to a low-carbon economy. So are our clients, and so is ING. We finance a lot of sustainable activities, but we still finance more that's not. For more information on our progress, please visit ing.com/climate.

[1] Includes private individuals only
[2] See our Annual Report for definition

ING Press Release 2Q2024 2

# Consolidated Results

| Consolidated results | 2Q2024 | 2Q2023 | Change | 1Q2024 | Change | 1H2024 | 1H2023 | Change |
|---|---|---|---|---|---|---|---|---|
| **Profit or loss (in € million)** | | | | | | | | |
| Net interest income | 3,830 | 4,061 | -5.7% | 3,825 | 0.1% | 7,655 | 8,073 | -5.2% |
| Net fee and commission income | 999 | 912 | 9.5% | 998 | 0.1% | 1,998 | 1,807 | 10.6% |
| Investment income | 16 | 1 | 1500.0% | 8 | 100.0% | 24 | 16 | 50.0% |
| Other income | 871 | 785 | 11.0% | 752 | 15.8% | 1,623 | 1,429 | 13.6% |
| **Total income** | **5,716** | **5,759** | **-0.7%** | **5,583** | **2.4%** | **11,300** | **11,325** | **-0.2%** |
| Expenses excl. regulatory costs | 2,760 | 2,534 | 8.9% | 2,674 | 3.2% | 5,434 | 5,080 | 7.0% |
| Regulatory costs[1] | 88 | 91 | -3.3% | 358 | -75.4% | 446 | 616 | -27.6% |
| **Operating expenses** | **2,848** | **2,626** | **8.5%** | **3,032** | **-6.1%** | **5,880** | **5,696** | **3.2%** |
| **Gross result** | **2,868** | **3,133** | **-8.5%** | **2,551** | **12.4%** | **5,420** | **5,629** | **-3.7%** |
| Addition to loan loss provisions | 300 | 98 | 206.1% | 258 | 16.3% | 559 | 250 | 123.6% |
| **Result before tax** | **2,568** | **3,035** | **-15.4%** | **2,293** | **12.0%** | **4,861** | **5,379** | **-9.6%** |
| Taxation | 731 | 818 | -10.6% | 653 | 11.9% | 1,385 | 1,533 | -9.7% |
| Non-controlling interests | 57 | 62 | -8.1% | 61 | -6.6% | 118 | 100 | 18.0% |
| **Net result** | **1,780** | **2,155** | **-17.4%** | **1,578** | **12.8%** | **3,358** | **3,746** | **-10.4%** |
| **Profitability and efficiency** | | | | | | | | |
| Interest margin | 1.48% | 1.56% | | 1.51% | | 1.49% | 1.57% | |
| Cost/income ratio | 49.8% | 45.6% | | 54.3% | | 52.0% | 50.3% | |
| Risk costs in bps of average customer lending | 18 | 6 | | 16 | | 17 | 8 | |
| Return on equity based on IFRS-EU equity[2] | 14.5% | 17.5% | | 12.8% | | 13.7% | 15.3% | |
| ING Group common equity Tier 1 ratio | 14.0% | 14.9% | | 14.8% | | 14.0% | 14.9% | |
| Risk-weighted assets (end of period, in € billion) | 330.9 | 322.9 | 2.5% | 323.1 | 2.4% | 330.9 | 322.9 | 2.5% |
| **Customer balances (in € billion)** | | | | | | | | |
| Customer lending | 662.2 | 643.2 | 3.0% | 654.0 | 1.3% | 662.2 | 643.2 | 3.0% |
| Customer deposits | 692.6 | 678.0 | 2.2% | 674.5 | 2.7% | 692.6 | 678.0 | 2.2% |
| Net core lending growth (in € billion)[3] | 7.8 | 2.8 | | 4.2 | | 12.0 | 3.7 | |
| Net core deposits growth (in € billion)[3] | 14.7 | 17.2 | | 13.5 | | 28.2 | 18.5 | |

[1] Regulatory costs comprise bank taxes and contributions to the deposit guarantee schemes ('DGS') and resolution funds.
[2] Annualised net result divided by average IFRS-EU shareholders' equity excluding reserved profits not included in CET1 capital.
[3] Net core lending growth represents the development in loans and advances to customers excluding provisions for loan losses, adjusted for currency impacts, Treasury and run-off portfolios. Net core deposits growth represents customer deposits adjusted for currency impacts, Treasury and run-off portfolios.

## Total income

Total income in 2Q2024 was strong at €5,716 million, an increase of 2.4% quarter-on-quarter and broadly stable compared to 2Q2023. The increase was particularly driven by sustained growth momentum in Retail Banking and a continued good performance in Wholesale Banking.

Net interest income in 2Q2024 amounted to €3,830 million, which is slightly higher than in the previous quarter, despite a €91 million more negative impact from accounting asymmetry in Financial Markets and Treasury (which was more than offset by higher other income). The increase included higher net interest income from lending, primarily driven by higher lending margins in Wholesale Banking and continued portfolio growth in Retail Banking. Net interest income from liabilities was resilient as higher average volumes largely compensated for normalising liability margins. Net interest income also included a €-39 million impact from the Polish mortgage moratorium and a one-off income of €70 million in Wholesale Banking.

Net interest income in Financial Markets decreased by €49 million compared with 1Q2024, mainly due to a higher funding demand, while the income from related derivative positions is reflected in other income. Specific money market and FX transactions undertaken by Treasury had an impact of €-215 million on net interest income this quarter (versus €-172 million in 1Q2024), which was more than offset by €+233 million in other income (versus €+193 million in 1Q2024).

Year-on-year, net interest income dropped by €231 million, of which €125 million is explained by accounting asymmetry. Net interest income from Treasury was also impacted by the ECB's decision to adjust the remuneration on the minimum reserve requirements to zero basis points and by less favourable conditions on the money markets. Furthermore, net interest income from liabilities declined as the average liability margin has gradually come down from its high level in 2Q2023.

**Net interest income (in € million) and net interest margin (in %)**



6,000
5,000
4,000
3,000
2,000
1,000
0
1.6
1.5
1.4
1.3
1.2
1.1
1.0
1.56%
1.57%
1.54%
1.51%
1.48%
4,061
4,028
3,875
3,825
3,830
1,880
1,877
1,810
1,795
1,779
2,071
2,091
2,098
2,102
2,138
2Q2023
3Q2023
4Q2023
1Q2024
2Q2024
Lending NII excluding Polish moratorium (lhs)
Liability NII (lhs)
Other NII (lhs)
Net interest margin (rhs)

ING Press Release 2Q2024 3

# Consolidated Results

The net interest margin was 1.48% in 2Q2024, which is 3 basis points lower than in 1Q2024. The decline was attributable to accounting asymmetry and a higher average balance sheet.

Retail Banking recorded strong commercial growth in 2Q2024, with net core lending growth (which is the increase in customer lending adjusted for currency impacts and excluding movements in Treasury lending and in run-off portfolios) of €8.7 billion as we grew our loan book for both residential mortgages (€4.9 billion, across all markets) and other retail lending (€3.8 billion, mainly in Belgium).

Net core lending growth in Wholesale Banking was €-1.0 billion. Increases in Lending and Working Capital Solutions were more than offset by loan sales to optimise capital usage and a decline in Trade & Commodity Finance and in Financial Markets.

We were again successful in deposit gathering, both in Retail and in Wholesale Banking. Our net core deposits growth (which excludes FX impacts and movements in Treasury deposits) was €14.7 billion in 2Q2024. The quarterly growth in Retail Banking amounted to €9.0 billion, with a net inflow in most markets and particularly in the Netherlands, Belgium and Spain. Net core deposits growth in Wholesale Banking was €5.7 billion, mainly reflecting growth in deposit volumes for Payments & Cash Management.

Net fee and commission income was €999 million, increasing 10% year-on-year and reflecting structural fee income growth in Retail Banking. Growth in the number of mobile primary customers and in active investment product customers helped to lift fee income from daily banking, investment products and insurance, whereas we also paid lower commissions to independent agents and brokers in Belgium following the implementation of a new commissioning scheme. In addition, we also benefited from favourable market conditions that led to higher fees from mortgage brokerage and an increase in the number of investment trades. In Wholesale Banking, fee income declined as an increase in commissions from Global Capital Markets and Trade Finance Services was more than offset by Lending, where a lower number of transactions already had come to completion.

Sequentially, fee income rose 5.0% in Retail Banking but declined somewhat in Wholesale Banking, leaving total fee income flat compared to 1Q2024. The growth in Retail Banking particularly reflected higher daily banking fees and an increase in mortgage brokerage fees in Germany. Fee income for Wholesale Banking declined 9.0%, mainly in Lending and Global Capital Markets, after a strong first quarter.

Investment income amounted to €16 million in 2Q2024, up from €1 million in 2Q2023 and €8 million in 1Q2024, and included a dividend received on an equity stake.

Other income rose 11% compared with 2Q2023 and 16% sequentially. This mainly reflects the positive offsetting effect from accounting asymmetry in Financial Markets, as well as specific activities in Treasury.

## Operating expenses

Total operating expenses were €2,848 million, including €88 million of regulatory costs and €41 million of incidental cost items.

Expenses excluding regulatory costs and incidental items amounted to €2,719 million and rose 7.6% year-on-year, mainly attributable to the impact of inflation on staff expenses and the implementation of the 'Danske Bank' ruling on VAT in the Netherlands. This was combined with higher marketing expenses and investments in our business.

Compared to 1Q2024, expenses excluding regulatory costs and incidental items increased 1.8%. The impact of higher staff and marketing expenses was partly offset by a VAT refund in Corporate Line this quarter.

**Operating expenses (in € million)**



3,500
3,000
2,500
2,000
1,500
2Q2023
3Q2023
4Q2023
1Q2024
2Q2024
2,626
6
91
2,528
2,793
122
109
2,562
3,075
114
317
2,644
3,032
4
358
2,670
2,848
41
88
2,719
Expenses excl. regulatory costs and incidental items
Regulatory costs
Incidental items

Regulatory costs were €88 million and broadly stable year-on-year. Sequentially, regulatory costs declined as ING is required to recognise certain annual charges in full in the first quarter of the year.

Incidental expense items in 2Q2024 amounted to €41 million, reflecting €34 million of restructuring costs for Retail Belgium and €7 million of hyperinflation accounting impacts on expenses in Türkiye (due to the accounting requirements of IAS 29). This €41 million of incidental cost items in 2Q2024 compares with €6 million of incidental items in 2Q2023 and €4 million in 1Q2024, both of which were fully related to IAS 29 impacts.

## Addition to loan loss provisions

Net additions to loan loss provisions amounted to €300 million. This is equivalent to 18 basis points of average customer lending, and below the through-the-cycle average of 20 basis points.

Total net additions to Stage 3 provisions in 2Q2024 were €451 million and were mainly related to individual Stage 3 provisioning. This was largely due to additions for a few unrelated existing files and the impact of a partial transfer of Russia-related lending exposures from Stage 2 to Stage 3, reflecting the worsened economic outlook.

Total Stage 1 and 2 risk costs were €-151 million, reflecting a partial release of management overlays, an update of the macroeconomic forecasts, as well as the impact of the partial transfer of Russia-related exposures to Stage 3.

ING Press Release 2Q2024 4

Addition to loan loss provisions (in € million) Risk costs for Retail Banking were €98 million, or 8 basis points of average customer lending. Wholesale Banking recorded €202 million of risk costs, or 42 basis points of average customer lending, including €39 million related to Russia. Net result The net result in 2Q2024 was €1,780 million compared with €2,155 million in 2Q2023 and €1,578 million in the previous quarter. The effective tax rate in 2Q2024 was 28.5% compared with 26.9% in 2Q2023 and 28.5% in 1Q2024. Return on equity ING Group (in %) ING’s continued strong performance was reflected in a 14.5% return on equity in the second quarter. On a four - quarter rolling average basis, the return on equity remained high at 14.0%. ING’s return on equity is calculated using average IFRS - EU shareholders' equity after excluding 'reserved profit not included in CET1 capital', which amounted to €1,729 million at the end of 2 Q 2024 . This reflects 50 % of the resilient net profit in the first half of 2024 , which has been reserved for distribution in line with our policy . Resilient net profit is defined as net profit adjusted for significant items that are not linked to the normal course of business. In line with this definition, and consistent with previous quarters, the impact of hyperinflation accounting has been excluded. Therefore, resilient net profit was €37 million higher than net profit in 2Q2024. Dividend In line with our distribution policy, an interim dividend over 1H2024 of €0.35 per ordinary share (stable compared with 1H2023) will be paid in cash on 12 August 2024, representing approximately 1/3 of the 1H2024 resilient net profit. ING Press Release 2Q2024 5 Consolidated Results

# Consolidated Balance Sheet

**Consolidated balance sheet**

| in € million | 30 Jun. 24 | 31 Mar. 24 | 31 Dec. 23 |
|---|---|---|---|
| **Assets** | | | |
| Cash and balances with central banks | 97,073 | 98,113 | 90,214 |
| Loans and advances to banks | 27,443 | 21,787 | 16,709 |
| Financial assets at fair value through profit or loss | 149,579 | 147,636 | 123,015 |
| – trading assets | 73,207 | 68,594 | 60,229 |
| – non-trading derivatives | 1,964 | 1,713 | 2,028 |
| – designated as at fair value through profit or loss | 5,044 | 5,428 | 5,775 |
| – mandatorily at fair value through profit or loss | 69,364 | 71,901 | 54,983 |
| Financial assets at fair value through OCI | 46,343 | 45,857 | 41,116 |
| – equity securities fair value through OCI | 2,364 | 2,291 | 1,885 |
| – debt securities fair value through OCI | 42,647 | 42,432 | 38,281 |
| – loans and advances fair value through OCI | 1,331 | 1,133 | 951 |
| Securities at amortised cost | 49,537 | 52,790 | 48,313 |
| Loans and advances to customers | 656,274 | 648,255 | 642,402 |
| – customer lending | 662,175 | 654,032 | 648,023 |
| – provision for loan losses | -5,901 | -5,777 | -5,621 |
| Investments in associates and joint ventures | 1,459 | 1,486 | 1,509 |
| Property and equipment | 2,435 | 2,415 | 2,399 |
| Intangible assets | 1,245 | 1,206 | 1,198 |
| Other assets | 9,984 | 10,314 | 8,708 |
| **Total assets** | **1,041,371** | **1,029,859** | **975,583** |

| | 30 Jun. 24 | 31 Mar. 24 | 31 Dec. 23 |
|---|---|---|---|
| **Liabilities** | | | |
| Deposits from banks | 20,496 | 18,611 | 23,257 |
| Customer deposits | 692,577 | 674,517 | 650,267 |
| – current accounts / overnight deposits | 225,865 | 216,530 | 221,773 |
| – savings accounts | 349,910 | 346,093 | 334,287 |
| – time deposits | 113,104 | 109,867 | 92,154 |
| – other customer deposits | 3,699 | 2,027 | 2,053 |
| Financial liabilities at fair value through profit or loss | 102,649 | 103,486 | 94,638 |
| – trading liabilities | 33,734 | 36,429 | 37,220 |
| – non-trading derivatives | 1,653 | 1,722 | 2,019 |
| – designated as at fair value through profit or loss | 67,261 | 65,335 | 55,400 |
| Other liabilities | 17,579 | 17,845 | 15,167 |
| Debt securities in issue | 141,175 | 145,265 | 124,670 |
| Subordinated loans | 15,933 | 16,005 | 15,401 |
| **Total liabilities** | **990,408** | **975,729** | **923,400** |
| **Equity** | | | |
| Shareholders' equity | 50,147 | 53,122 | 51,240 |
| Non-controlling interests | 816 | 1,008 | 944 |
| **Total equity** | **50,963** | **54,130** | **52,184** |
| **Total liabilities and equity** | **1,041,371** | **1,029,859** | **975,583** |

## Balance sheet

In 2Q2024, ING's balance sheet increased by €12 billion to €1,041 billion, including €1 billion of positive currency impacts (largely due to the appreciation of the Australian and US dollar relative to the euro). The increase on the asset side of the balance sheet was primarily visible in customer lending and loans and advances to banks. Customer lending increased by €8 billion, primarily driven by Retail Banking. Loans and advances to banks were €6 billion higher, largely due to more reverse repo business. These increases were partly offset by €3 billion lower securities at amortised cost.

On the liability side of the balance sheet, customer deposits rose by €18 billion. This was driven by both an increase in Retail Banking, which included the seasonal inflow of holiday allowances and the results of our marketing efforts, and successful deposit gathering in Wholesale Banking. Debt securities in issue decreased by €4 billion, mainly due to a €5 billion decline in CD/CP.

## Shareholders' equity

Shareholders' equity decreased by €2,975 million in 2Q2024, primarily reflecting the payment of the final dividend over 2023 of €2,497 million in April and the €2,500 million share buyback, which was announced on 2 May and is expected to end no later than 29 October 2024. This decrease was partly offset by the €1,780 million net result recorded in 2Q2024.

Shareholders' equity per share decreased to €15.48 on 30 June 2024 from €16.09 on 31 March 2024.

**Change in shareholders' equity**

| in € million | 2Q2024 | 1H2024 |
|---|---|---|
| **Shareholders' equity beginning of period** | **53,122** | **51,240** |
| Net result for the period | 1,780 | 3,358 |
| (Un)realised gains/losses fair value through OCI | 39 | 436 |
| (Un)realised other revaluations | 6 | 3 |
| Change in cashflow hedge reserve | -9 | -207 |
| Change in liability credit reserve | 34 | -9 |
| Defined benefit remeasurement | 5 | 17 |
| Exchange rate differences | 150 | 324 |
| Change in treasury shares (incl. share buyback) | -2,499 | -2,539 |
| Change in employee stock options and share plans | 17 | 22 |
| Dividend | -2,497 | -2,497 |
| Other changes | 0 | -1 |
| **Total changes** | **-2,975** | **-1,093** |
| **Shareholders' equity end of period** | **50,147** | **50,147** |

ING Press Release 2Q2024 6

# Capital, Liquidity and Funding

| ING Group: Capital position | | |
|---|---|---|
| in € million | 30 Jun. 2024 | 31 Mar. 2024 |
| Shareholders' equity (parent) | 50,147 | 53,122 |
| Reserved profits not included in CET1 capital | -1,729 | -3,319 |
| Other regulatory adjustments | -2,198 | -1,882 |
| **Available common equity Tier 1 capital** | **46,219** | **47,922** |
| Additional Tier 1 securities | 7,198 | 7,146 |
| Regulatory adjustments additional Tier 1 | 65 | 51 |
| **Available Tier 1 capital** | **53,481** | **55,118** |
| Supplementary capital - Tier 2 bonds | 9,565 | 8,384 |
| Regulatory adjustments Tier 2 | 48 | 52 |
| **Available Total capital** | **63,094** | **63,555** |
| Risk-weighted assets | 330,927 | 323,071 |
| **Common equity Tier 1 ratio** | **14.0%** | **14.8%** |
| Tier 1 ratio | 16.2% | 17.1% |
| Total capital ratio | 19.1% | 19.7% |
| **Leverage Ratio** | **4.6%** | **4.9%** |

## Capital ratios

The CET1 ratio decreased to 14.0% (1Q2024: 14.8%), mainly due to the €2.5 billion deduction from capital for the ongoing share buyback programme (as announced on 2 May 2024) and higher risk-weighted assets. This was partially offset by the inclusion of €0.9 billion from the quarterly net profit after dividend reserving.

The decrease of the Tier 1 ratio mirrors trends in the CET1 ratio. The total capital ratio declined less than the CET1 ratio, as the reduction in Tier 1 capital was partly offset by the issuance of a €1.25 billion Tier 2 bond in May 2024.

The leverage ratio decreased from 4.9% to 4.6% due to an increase in total assets in combination with lower Tier 1 capital.

## Risk-weighted assets (RWA)

The increase in total RWA mainly reflects higher credit RWA.

| ING Group: Composition of RWA | | |
|---|---|---|
| in € billion | 30 Jun. 2024 | 31 Mar. 2024 |
| Credit RWA | 278.6 | 270.3 |
| Operational RWA | 38.5 | 38.5 |
| Market RWA | 13.8 | 14.2 |
| **Total RWA** | **330.9** | **323.1** |

Excluding a €0.6 billion FX impact, credit RWA rose by €7.7 billion compared to the end of 1Q2024. This was mainly due to a temporary increase from quarterly model updates (€+6.5 billion), of which the majority will be reversed before year-end, and which has no implications for the capital outlook. The rise in credit RWA also included an increase in exposure (€+3.9 billion) due to significant business growth. A change in the profile of the loan book resulted in a decline of €2.1 billion.

Operational RWA remained flat and market RWA decreased by €0.4 billion.

## Distribution

In line with our distribution policy, an interim dividend over 1H2024 of €0.35 per share will be paid on 12 August 2024, representing approximately 1/3 of the 1H2024 resilient net profit.

ING has reserved €908 million of the 2Q2024 net profit for distribution. Resilient net profit in 2Q2024, which is defined as net profit adjusted for significant items not linked to the normal course of business, was €1,816 million. This includes a positive adjustment to the reported net result of €37 million, which is related to hyperinflation accounting according to IAS 29 in the consolidation of our subsidiary in Türkiye.

On 2 May 2024, ING announced the start of a share buyback programme under which it plans to repurchase ordinary shares of ING Group for a maximum total amount of €2.5 billion. The programme is expected to end no later than 29 October 2024. The whole amount has already been deducted from CET1 capital. At the end of 2Q2024, 63,078,605 shares for a total consideration of €1.0 billion had already been repurchased.

## CET1 requirement

ING targets a CET1 ratio of around 12.5%, which is comfortably above the prevailing CET1 ratio requirement (including buffer requirements) of 10.71%. This requirement decreased compared with 1Q2024 (10.94%), mainly due to the 0.50% reduction in the O-SII (Other Systemically Important Institutions) buffer requirement, effective as of 31 May 2024.

ING's fully-loaded CET1 requirement was 10.77% at the end of 2Q2024 (1Q2024: 10.76%). This is slightly higher than the prevailing CET1 ratio requirement due to various countercyclical buffers that will take effect over the coming quarters.

ING Press Release 2Q2024 7

# Capital, Liquidity and Funding

## MREL and TLAC requirements

Minimum Required Eligible Liabilities (MREL) and Total Loss Absorbing Capacity (TLAC) requirements apply to ING Group at the consolidated level of the resolution group. The available MREL and TLAC capacity consists of own funds and senior debt instruments issued by ING Group.

ING's MREL requirement (including buffer requirements) is 28.79% of RWA and 7.27% of leverage exposure. The MREL capacity slightly decreased in 2Q2024 due to a lower CET1 capital, partly offset by the €1.25 billion Tier 2 issuance. The MREL surplus based on RWA and leverage exposure slightly decreased due to a lower MREL capacity and a higher exposure.

The prevailing TLAC requirements (including buffer requirements) are 23.28% of RWA and 6.75% of leverage exposure.

**ING Group: MREL and TLAC requirement**

| in € million | 30 Jun. 2024 | 31 Mar. 2024 |
|---|---|---|
| MREL / TLAC capacity | 108,375 | 108,704 |
| MREL / TLAC (as a % of RWA) | 32.7% | 33.6% |
| MREL / TLAC (as a % of leverage exposure) | 9.4% | 9.6% |
| **MREL surplus based on LR requirement** | **24,748** | **26,154** |
| **MREL surplus based on RWA requirement** | **13,108** | **14,946** |
| **TLAC surplus based on LR requirement** | **30,730** | **32,058** |
| **TLAC surplus based on RWA requirement** | **31,342** | **32,747** |

## Liquidity and funding

In 2Q2024, the 12-month moving average Liquidity Coverage Ratio (LCR) remained stable at 146%.

**LCR 12-month moving average**

| in € billion | 30 Jun. 2024 | 31 Mar. 2024 |
|---|---|---|
| Level 1 | 184.9 | 186.8 |
| Level 2A | 3.1 | 3.0 |
| Level 2B | 5.7 | 5.2 |
| **Total HQLA** | **193.7** | **195.0** |
| **Outflow** | **233.6** | **235.3** |
| **Inflow** | **101.0** | **101.9** |
| **LCR** | **146%** | **146%** |

In 2Q2024, the Net Stable Funding Ratio of ING remained comfortably above the regulatory minimum of 100%.

The funding mix remained largely stable in 2Q2024.

**ING Group: Loan-to-deposit ratio and funding mix**

| | 30 Jun. 2024 | 31 Mar. 2024 |
|---|---|---|
| Loan-to-deposit ratio | 0.95 | 0.96 |
| **Funding mix** | | |
| Customer deposits (private individuals) | 51% | 51% |
| Customer deposits (other) | 22% | 22% |
| Lending / repurchase agreements | 7% | 7% |
| Interbank | 2% | 2% |
| CD/CP | 6% | 6% |
| Long-term senior debt | 10% | 10% |
| Subordinated debt | 2% | 2% |
| **Total**[1] | **100%** | **100%** |

[1] Liabilities excluding trading securities and IFRS equity.

ING's long-term debt position increased by €3.1 billion versus 1Q2024. The change was mainly caused by the issuances of a €1.25 billion Tier 2 bond, a €1.25 billion covered bond by ING Bank and a AUD 1.38 billion RMBS by ING Australia. This was offset by redemptions amounting to €0.8 billion. ING also issued a € 1.0 billion Green RMBS by ING Bank in June, which was only settled in July and is therefore not yet visible in the maturity ladder as per the end of June 2024.

**Long-term debt maturity ladder per currency, 30 June 2024**

| in € billion | Total | 2024 | 2025 | 2026 | 2027 | 2028 | >2028 |
|---|---|---|---|---|---|---|---|
| EUR | 77 | 1 | 7 | 9 | 8 | 10 | 42 |
| USD | 21 | 0 | 0 | 4 | 5 | 3 | 10 |
| Other | 11 | 1 | 1 | 3 | 0 | 2 | 4 |
| **Total** | **109** | **2** | **9** | **16** | **13** | **15** | **56** |

## Ratings

Moody's outlook on senior unsecured ratings changed from stable to positive. The ratings and outlook from S&P and Fitch remained unchanged during the quarter.

**Credit ratings of ING on 31 July 2024**

| | S&P | Moody's | Fitch |
|---|---|---|---|
| **ING Groep N.V.** | | | |
| Issuer rating | | | |
| Long-term | A- | n/a | A+ |
| Short-term | A-2 | n/a | F1 |
| Outlook | Stable | Positive[1] | Stable |
| Senior unsecured rating | A- | Baa1 | A+ |
| **ING Bank N.V.** | | | |
| Issuer rating | | | |
| Long-term | A+ | A1 | AA- |
| Short-term | A-1 | P-1 | F1+ |
| Outlook | Stable | Positive | Stable |
| Senior unsecured rating | A+ | A1 | AA- |

[1] Outlook refers to the senior unsecured rating.

ING Press Release 2Q2024 8

# Risk Management

**ING Group: Total credit outstandings[1]**

| in € million | Credit outstandings | | Stage 2 | | Stage 2 ratio | | Stage 3 | | Stage 3 ratio | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 30 Jun. 2024 | 31 Mar. 2024 | 30 Jun. 2024 | 31 Mar. 2024 | 30 Jun. 2024 | 31 Mar. 2024 | 30 Jun. 2024 | 31 Mar. 2024 | 30 Jun. 2024 | 31 Mar. 2024 |
| Residential mortgages | 340,613 | 335,132 | 24,934 | 23,264 | 7.3% | 6.9% | 3,188 | 3,170 | 0.9% | 0.9% |
| of which Netherlands | 117,453 | 115,984 | 14,074 | 12,556 | 12.0% | 10.8% | 527 | 530 | 0.4% | 0.5% |
| of which Belgium | 44,153 | 43,922 | 4,432 | 4,950 | 10.0% | 11.3% | 1,202 | 1,252 | 2.7% | 2.9% |
| of which Germany | 93,898 | 93,098 | 2,614 | 2,382 | 2.8% | 2.6% | 503 | 505 | 0.5% | 0.5% |
| of which Rest of the world | 85,108 | 82,128 | 3,814 | 3,376 | 4.5% | 4.1% | 956 | 884 | 1.1% | 1.1% |
| Consumer lending | 25,661 | 25,396 | 2,476 | 2,635 | 9.6% | 10.4% | 1,204 | 1,201 | 4.7% | 4.7% |
| Business lending | 108,297 | 104,790 | 12,742 | 13,467 | 11.8% | 12.9% | 3,140 | 3,097 | 2.9% | 3.0% |
| of which business lending Netherlands | 37,790 | 37,350 | 4,619 | 5,231 | 12.2% | 14.0% | 589 | 658 | 1.6% | 1.8% |
| of which business lending Belgium | 50,684 | 47,736 | 4,572 | 4,485 | 9.0% | 9.4% | 1,602 | 1,552 | 3.2% | 3.3% |
| Other retail banking | 62,755 | 65,440 | 551 | 460 | 0.9% | 0.7% | 205 | 193 | 0.3% | 0.3% |
| of which Treasury-related | 56,803 | 59,092 | 80 | 6 | 0.1% | 0.0% | 0 | 0 | 0.0% | 0.0% |
| **Retail Banking** | **537,325** | **530,758** | **40.702** | **39,826** | **7.6%** | **7.5%** | **7,738** | **7,661** | **1.4%** | **1.4%** |
| Lending | 162,302 | 161,288 | 13,689 | 16,297 | 8.4% | 10.1% | 4,226 | 3,686 | 2.6% | 2.3% |
| Daily Banking & Trade Finance | 57,746 | 56,833 | 3,966 | 4,730 | 6.9% | 8.3% | 586 | 588 | 1.0% | 1.0% |
| Financial Markets | 24,402 | 24,105 | 736 | 465 | 3.0% | 1.9% | | | 0.0% | 0.0% |
| Treasury & Other | 28,352 | 28,186 | 352 | 307 | 1.3% | 1.1% | 54 | 60 | 0.2% | 0.2% |
| **Wholesale Banking** | **272,801** | **270,411** | **18,743** | **21,799** | **6.9%** | **8.1%** | **4,866** | **4,334** | **1.8%** | **1.6%** |
| **Total loan book** | **810,126** | **801,169** | **59,446** | **61,625** | **7.3%** | **7.7%** | **12,603** | **11,995** | **1.6%** | **1.5%** |

[1] Lending and money market credit outstandings, including guarantees and letters of credit but excluding undrawn committed exposures (off-balance positions) and Corporate Line.

## Credit risk management

Total credit outstandings rose in 2Q2024, mainly reflecting higher Retail Banking lending in residential mortgages, business lending and consumer lending. Stage 2 credit outstandings declined, mainly due to repayments and a few individual files moving to Stage 3, which caused a slight increase of the Stage 3 credit outstandings and Stage 3 ratio.

The stock of provisions increased slightly due to higher Stage 3 provisions. The Stage 3 coverage ratio rose to 35.1% from 34.5% in the previous quarter. The loan portfolio consists predominantly of asset-based and secured loans, including residential mortgages, project- and asset-based finance, and real estate finance, with generally low loan-to-value ratios.

**ING Group: Stock of provisions[1]**

| in € million | 30 Jun. 2024 | 31 Mar. 2024 | Change |
|---|---|---|---|
| Stage 1 - 12-month ECL | 494 | 502 | -7 |
| Stage 2 - Lifetime ECL not credit impaired | 1,190 | 1,344 | -154 |
| Stage 3 - Lifetime ECL credit impaired[2] | 4,432 | 4,145 | 287 |
| **Total** | **6,117** | **5,991** | **126** |

[1] At the end of June 2024, the stock of provisions included provisions for loans and advances to customers (€5,901 million), loans and advances to central banks (€5 million), loans and advances to banks (€21 million), financial assets at FVOCI (€12 million), securities at amortised cost (€23 million) and ECL provisions for off-balance-sheet exposures (€155 million) recognised as liabilities.

[2] Stage 3 includes purchased originated credit impaired (POCI).

## Market risk

The average Value-at-Risk (VaR) for the trading portfolio decreased to €13 million from €15 million in 1Q2024.

**ING Group: Consolidated VaR trading books**

| in € million | Average | Quarter-end |
|---|---|---|
| Foreign exchange | 3 | 2 |
| Equities | 4 | 3 |
| Interest rate | 13 | 15 |
| Credit spread | 3 | 3 |
| Diversification | -9 | -8 |
| **Total VaR** | **13** | **15** |

## Non-financial risk

As previously disclosed, after our September 2018 settlement with Dutch authorities concerning Anti-Money Laundering matters, and in the context of significantly increased attention to the prevention of financial economic crime, ING has experienced heightened scrutiny by authorities in various countries. The interactions with such regulatory and judicial authorities have included, and can be expected to continue to include, onsite visits, information requests, investigations and other enquiries. Such interactions, as well as ING's internal assessments in connection with its global enhancement programme, have in some cases resulted in satisfactory outcomes. Some have also resulted in, and may continue to result in, findings or other conclusions which may require appropriate remedial actions by ING, or may have other consequences. We intend to continue to work in close cooperation with authorities as we work to improve our management of non-financial risks.

ING Press Release 2Q2024 9

# Segment Reporting: Retail Banking

| Retail Banking: Consolidated profit or loss account | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| In € million | 2Q2024 | 2Q2023 | Change | 1Q2024 | Change | 1H2024 | 1H2023 | Change |
| **Profit or loss** | | | | | | | | |
| Net interest income | 2,874 | 2,911 | -1.3% | 2,933 | -2.0% | 5,807 | 5,728 | 10.1% |
| Net fee and commission income | 678 | 569 | 19.2% | 646 | 5.0% | 1,325 | 1,144 | 15.8% |
| Investment income | 11 | 1 | >100.0% | 5 | >100.0% | 16 | 13 | 23.1% |
| Other income | 301 | 285 | 5.6% | 172 | 75.0% | 473 | 594 | -20.4% |
| **Total income** | **3,863** | **3,766** | **2.6%** | **3,757** | **2.8%** | **7,620** | **7,478** | **1.9%** |
| Expenses excl. regulatory costs | 1,877 | 1,660 | 13.1% | 1,750 | 7.3% | 3,627 | 3,363 | 7.9% |
| Regulatory costs | 70 | 81 | -13.6% | 321 | -78.2% | 392 | 470 | -16.6% |
| **Operating expenses** | **1,947** | **1,741** | **11.8%** | **2,072** | **-6.0%** | **4,019** | **3,833** | **4.9%** |
| **Gross result** | **1,916** | **2,025** | **-5.4%** | **1,685** | **13.7%** | **3,601** | **3,645** | **-1.2%** |
| Addition to loan loss provisions | 98 | 113 | -13.3% | 165 | -40.6% | 264 | 355 | -25.6% |
| **Result before tax** | **1,818** | **1,911** | **-4.9%** | **1,520** | **19.6%** | **3,338** | **3,290** | **1.5%** |
| **Profitability and efficiency** | | | | | | | | |
| Net core lending growth (in € billion) | 8.7 | 3.3 | | 3.7 | | 12.4 | 5.5 | |
| Net core deposits growth (in € billion) | 9.0 | 18.9 | | 9.2 | | 18.2 | 20.6 | |
| Cost/income ratio | 50.4% | 46.2% | | 55.1% | | 52.7% | 51.3% | |
| Risk costs in bps of average customer lending | 8 | 10 | | 14 | | 11 | 16 | |
| Return on equity based on 12.5% CET1[1] | 26.8% | 29.1% | | 22.6% | | 24.7% | 24.1% | |
| Risk-weighted assets (end of period, in € billion) | 159.4 | 157.2 | 1.0% | 156.4 | 1.5% | 159.4 | 157.2 | 1.0% |

[1] Annualised after-tax return divided by average equity based on 12.5% of RWA.

## Retail Banking

Retail Banking continued to deliver strong growth in the second quarter of 2024. The number of mobile primary customers rose by 248,000 as we further increased our primary customer base, of which more and more customers are using mobile as their preferred channel.

We continued to grow and diversify our loan portfolio. Net core lending growth (which excludes currency impacts, Treasury and run-off portfolios) was €8.7 billion. Of this growth, €4.9 billion was related to an increase in residential mortgages in all the markets we are active in. The growth in other lending was €3.8 billion, reflecting an increase in both business lending and consumer lending.

We furthermore continued to attract deposits this quarter. Net core deposits growth (excluding FX impacts and Treasury) was €9.0 billion. The largest contribution to this came from the Netherlands, Belgium and Spain, where among others we benefited from the holiday allowances that were paid out in the second quarter.

Total income increased on both comparable quarters, mainly driven by further growth of fee income in line with our strategic priorities. Net fee and commission income increased 19% year-on-year and 5% sequentially. This was driven by growth in the number of mobile primary customers and active investment product customers, resulting in an increase in daily banking and investment product fees. We also paid lower commissions to independent agents and brokers in Belgium compared with last year. In addition, we also benefited from favourable market developments, leading to a growth in fees from mortgage brokerage and a normalisation of trading activity.

Net interest income decreased slightly on both comparable quarters due to a €-39 million impact from the Polish mortgage moratorium, as well as lower net interest income from Treasury. Net interest income from lending increased both year-on-year and sequentially, primarily driven by volume growth in the Retail Other countries. Net interest income from liabilities was resilient quarter-on-quarter but declined somewhat compared with 2Q2023, as volume growth could not entirely compensate for the impact of normalising liability margins.

In the second quarter of 2024, we recorded €34 million of restructuring costs (versus €22 million in 2Q2023) and €35 million for a legal provision. Excluding these items, as well as regulatory costs, expenses rose 10% year-on-year and 3.3% quarter-on-quarter. This primarily reflected higher staff and marketing expenses, as well higher VAT costs year-on-year after the implementation of the 'Danske ruling'.

Risk costs declined to €98 million in 2Q2024 and were 8 basis points of average customer lending. Risk costs were positively impacted by continued strong asset quality, a partial release of management overlays and a strong improvement in the macroeconomic outlook for house prices.

The combination of the above resulted in a strong financial performance, with a quarterly result before tax of €1,818 million and a return on equity of 26.8%.

ING Press Release 2Q2024 10

# Segment Reporting: Retail Banking

| Retail Banking Market Leaders: Consolidated profit or loss account | | | | | | |
|---|---|---|---|---|---|---|
| | Retail Banking Netherlands | | | Retail Banking Belgium | | |
| In € million | 2Q2024 | 2Q2023 | 1Q2024 | 2Q2024 | 2Q2023 | 1Q2024 |
| **Profit or loss** | | | | | | |
| Net interest income | 748 | 807 | 787 | 528 | 516 | 524 |
| Net fee and commission income | 263 | 235 | 250 | 158 | 125 | 148 |
| Investment income | 3 | 0 | 3 | 4 | -1 | 2 |
| Other income | 225 | 183 | 145 | 21 | 48 | 17 |
| **Total income** | **1,238** | **1,226** | **1,185** | **712** | **689** | **691** |
| Expenses excl. regulatory costs | 499 | 466 | 483 | 418 | 396 | 387 |
| Regulatory costs | 21 | 21 | 20 | -28 | 3 | 203 |
| **Operating expenses** | **520** | **487** | **503** | **391** | **399** | **589** |
| **Gross result** | **718** | **739** | **682** | **321** | **290** | **101** |
| Addition to loan loss provisions | -26 | -14 | -17 | 22 | 13 | 44 |
| **Result before tax** | **744** | **753** | **699** | **299** | **277** | **58** |
| **Profitability and efficiency** | | | | | | |
| Net core lending growth (in € billion) | 1.7 | 0.7 | 1.7 | 3.1 | 0.3 | 0.4 |
| Net core deposits growth (in € billion) | 4.8 | 1.7 | -3.5 | 1.9 | 0.3 | 0.5 |
| Cost/income ratio | 42.0% | 39.7% | 42.5% | 54.9% | 57.9% | 85.3% |
| Risk costs in bps of average customer lending | -7 | -4 | -4 | 9 | 6 | 19 |
| Return on equity based on 12.5% CET1[1] | 34.2% | 35.2% | 32.6% | 20.2% | 19.4% | 2.8% |
| Risk-weighted assets (end of period, in € billion) | 51.9 | 50.8 | 51.3 | 34.5 | 33.6 | 34.3 |

[1] Annualised after-tax return divided by average equity based on 12.5% of RWA.

### Retail Netherlands

Net interest income declined year-on-year, mainly due to lower Treasury-related interest income. This reflects the impact of the ECB's adjustment of the remuneration on the minimum reserve requirement to zero basis points in September 2023 and less favourable money market conditions. In addition, a higher core savings rate led to a lower margin on liabilities. Sequentially, an increase in net interest income from liabilities due to higher volumes was more than offset by a more negative impact on net interest income from accounting asymmetry in Treasury (compensated in other income).

Fee income rose on both comparable quarters. This included higher fees from investment products, particularly year-on-year, and higher fees for daily banking services. Other income increased on both comparable quarters, driven by higher Treasury-related income.

Net core lending growth was €1.7 billion in 2Q2024, driven by continued growth in mortgages. Net core deposits growth was strong at €4.8 billion and mainly fuelled by the payment of holiday allowances.

Expenses excluding regulatory costs increased from one year ago. This included higher staff expenses due to salary increases and a small growth in internal FTEs (partly offset by lower expenses for external FTEs), as well as €8 million for restructuring and legal provisions. Sequentially, the increase in expenses excluding regulatory costs was mainly due to higher marketing expenses and the aforementioned provisions.

Risk costs in 2Q2024 showed a net release for both mortgages and business lending. For mortgages this was largely driven by a strong improvement in the macroeconomic outlook for house prices, while in business lending it mainly reflected a release of management overlays.

### Retail Belgium (including Luxembourg)

Net interest income increased year-on-year, mainly driven by higher margins on liabilities. Sequentially, a rise in Treasury-related interest income more than compensated for a decline in the average lending margin.

Fee income rose strongly year-on-year, supported by an increase in assets under management for investment products and higher daily banking fees, as well as lower commissions paid to independent agents and brokers. Sequentially, the increase in fee income was primarily driven by daily banking. Investment income in 2Q2024 included a dividend received on an equity stake.

Net core lending growth was €3.1 billion, driven by a €2.5 billion increase in business lending and €0.5 billion of growth in the mortgage portfolio. Net core deposits growth was €1.9 billion, mainly reflecting holiday allowances that our customers received in the second quarter.

Expenses excluding regulatory costs increased as 2Q2024 included €34 million of incidental items related to restructuring, while 2Q2023 had €10 million of restructuring costs. Expenses excluding regulatory costs and the aforementioned items declined slightly both year-on-year and sequentially, as the impact of automatic salary indexation was offset by FTE reductions. Regulatory costs in 2Q2024 were €-28 million, reflecting an adjustment to the costs for the deposit guarantee scheme.

Risk costs were €22 million in 2Q2024 and included a release of management overlays and limited inflow for a small number of business lending clients.

ING Press Release 2Q2024 11

# Segment Reporting: Retail Banking

| Retail Banking Challengers & Growth Markets: Consolidated profit or loss account | | | | | | |
|---|---|---|---|---|---|---|
| | Retail Banking Germany | | | Retail Banking Other | | |
| In € million | 2Q2024 | 2Q2023 | 1Q2024 | 2Q2024 | 2Q2023 | 1Q2024 |
| **Profit or loss** | | | | | | |
| Net interest income | 662 | 736 | 674 | 935 | 853 | 948 |
| Net fee and commission income | 107 | 83 | 105 | 149 | 125 | 144 |
| Investment income | 1 | 0 | 0 | 2 | 2 | 0 |
| Other income | -5 | -29 | -46 | 61 | 82 | 56 |
| **Total income** | **765** | **790** | **733** | **1,148** | **1,061** | **1,149** |
| Expenses excl. regulatory costs | 296 | 270 | 292 | 664 | 528 | 589 |
| Regulatory costs | 20 | 12 | 20 | 57 | 45 | 79 |
| **Operating expenses** | **316** | **282** | **312** | **721** | **573** | **667** |
| **Gross result** | **449** | **508** | **421** | **427** | **488** | **481** |
| Addition to loan loss provisions | 26 | 16 | 40 | 77 | 99 | 99 |
| **Result before tax** | **424** | **493** | **382** | **350** | **389** | **383** |
| **Profitability and efficiency** | | | | | | |
| Net core lending growth (in € billion) | 1.0 | 0.4 | 0.7 | 3.0 | 1.9 | 1.0 |
| Net core deposits growth (in € billion) | 0.8 | 16.3 | 9.0 | 1.4 | 0.8 | 3.1 |
| Cost/income ratio | 41.3% | 35.7% | 42.5% | 62.8% | 54.0% | 58.1% |
| Risk costs in bps of average customer lending | 10 | 6 | 15 | 27 | 37 | 36 |
| Return on equity based on 12.5% CET1[1] | 36.5% | 38.3% | 33.5% | 18.3% | 23.4% | 20.5% |
| Risk-weighted assets (end of period, in € billion) | 25.2 | 29.0 | 24.8 | 47.7 | 43.8 | 46.0 |

[1] Annualised after-tax return divided by average equity based on 12.5% of RWA.

## Retail Germany

Net interest income decreased on both comparable quarters, reflecting higher client rates on savings, partly offset by higher Treasury-related interest income, as well as volume growth in lending and deposits.

Fee income increased year-on-year, fuelled by a higher number of trades in investment products, combined with higher fees from mortgage brokerage and daily banking. During the quarter, we reached the milestone of €100 billion in assets under management in investment products. Sequentially, fee income rose, mainly driven by higher mortgage brokerage fees, partly offset by lower fees from investment products as the number of trades decreased. Other income increased, reflecting higher Treasury-related income.

Net core lending growth in 2Q2024 was €1.0 billion and largely driven by mortgages. Net core deposits growth was €0.8 billion, lower than in 1Q2024 when we had a successful campaign. The net core deposits growth included a net inflow of €0.4 billion in Business Banking.

Expenses excluding regulatory costs increased year-on-year, predominantly due to higher staff expenses related to annual salary increases and investments in business growth. Sequentially, expenses excluding regulatory costs increased slightly due to higher staff costs.

Regulatory costs increased compared with 2Q2023, which had included a release of the costs for the Single Resolution Fund.

Risk costs were €26 million and primarily related to consumer lending.

## Retail Other

Net interest income in 2Q2024 included a €-39 million impact from the Polish mortgage moratorium, following amendments to the regulation that offers some customers the right to suspend up to four instalment payments on their mortgage loan. Excluding this impact, net interest income increased on both comparable quarters, supported by continued growth in lending and deposit volumes, coupled with higher margins on liabilities.

Fee income rose on both comparable quarters, mainly driven by higher fees in daily banking, reflecting an increase in the number of mobile primary customers as well as an updated pricing of daily banking services. Other income decreased year-on-year due to lower Treasury-related results and was slightly up sequentially.

Net core lending growth was €3.0 billion in 2Q2024, mainly driven by higher mortgage volumes in all markets. Net core deposits growth amounted to €1.4 billion, largely driven by net inflows in Spain, reflecting holiday allowances paid out in the second quarter, and in Italy where we had a successful acquisition campaign for savings.

Expenses in 2Q2024 included a €35 million legal provision, while in 2Q2023 a restructuring provision of €12 million had been recorded. Expenses excluding regulatory costs and the aforementioned provisions rose on both comparable quarters, mainly due to inflationary pressure (particularly in Türkiye and Poland), higher marketing expenses and investments in further business growth.

Risk costs were €77 million with net additions mainly in Poland and Spain.

ING Press Release 2Q2024 12

# Segment Reporting: Wholesale Banking

| Wholesale Banking: Consolidated profit or loss account | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| In € million | 2Q2024 | 2Q2023 | Change | 1Q2024 | Change | 1H2024 | 1H2023 | Change |
| **Profit or loss** | | | | | | | | |
| Lending | 836 | 809 | 3.3% | 831 | 0.6% | 1,667 | 1,615 | 3.2% |
| Daily Banking & Trade Finance | 482 | 561 | -14.1% | 499 | -3.4% | 982 | 1,090 | -9.9% |
| Financial Markets | 356 | 359 | -0.8% | 383 | -7.0% | 739 | 707 | 4.5% |
| Treasury & Other | 157 | 117 | 34.2% | 35 | 348.6% | 192 | 224 | -14.3% |
| **Total income** | **1,831** | **1,846** | **-0.8%** | **1,749** | **4.7%** | **3,580** | **3,637** | **-1.6%** |
| Expenses excl. regulatory costs | 803 | 759 | 5.8% | 805 | -0.2% | 1,608 | 1,483 | 8.4% |
| Regulatory costs | 17 | 11 | 54.5% | 37 | -54.1% | 54 | 147 | -63.3% |
| **Operating expenses** | **821** | **770** | **6.6%** | **841** | **-2.4%** | **1,662** | **1,630** | **2.0%** |
| **Gross result** | **1,011** | **1,076** | **-6.0%** | **907** | **11.5%** | **1,918** | **2,007** | **-4.4%** |
| Addition to loan loss provisions | 202 | -15 | | 93 | 117.2% | 295 | -105 | |
| **Result before tax** | **809** | **1,091** | **-25.8%** | **814** | **-0.6%** | **1,623** | **2,112** | **-23.2%** |
| **Profitability and efficiency** | | | | | | | | |
| Net core lending growth (in € billion) | -1.0 | -0.6 | | 0.5 | | -0.5 | -1.8 | |
| Net core deposits growth (in € billion) | 5.7 | -1.7 | | 4.3 | | 10.0 | -2.1 | |
| Cost/income ratio | 44.8% | 41.7% | | 48.1% | | 46.4% | 44.8% | |
| Income over average risk-weighted assets (in bps)[1] | 477 | 482 | | 465 | | 471 | 468 | |
| Risk costs in bps of average customer lending | 42 | -3 | | 20 | | 31 | -11 | |
| Return on equity based on 12.5% CET1[2] | 13.1% | 18.1% | | 12.5% | | 12.8% | 16.6% | |
| Risk-weighted assets (end of period, in € billion) | 156.3 | 149.9 | 4.3% | 150.7 | 3.7% | 156.3 | 149.9 | 4.3% |

[1] Annualised total income divided by average RWA.
[2] Annualised after-tax return divided by average equity based on 12.5% of RWA.

Wholesale Banking recorded another strong quarter, with a gross result of €1,011 million, marking an 11.5% increase sequentially. Year-on-year, total income was resilient, while expenses excluding regulatory costs rose, primarily due to the impact of inflation on staff expenses and strategic business investments. This quarter includes a €70 million one-off and a €-20 million revaluation in income and a €23 million release of a provision in operating expenses.

Risk costs amounted to €202 million (42 basis points of average customer lending) and were mainly related to individual Stage 3 provisioning. This was largely due to additions for a few unrelated existing files and the impact of a partial transfer of Russia-related lending exposures from Stage 2 to Stage 3, reflecting the worsened economic outlook. Total risk costs related to Russia were €39 million this quarter.

Net core lending growth was €-1.0 billion. Increases in Lending and Working Capital Solutions were more than offset by loan sales to optimise capital usage and a decline in Trade & Commodity Finance and in Financial Markets.

Risk-weighted assets rose due to a temporary increase from quarterly model updates, of which the majority will be reversed before year-end. The rise also included an increase in exposure, partly due to undrawn exposures at the end of the quarter. Despite the quarter-end increase in risk-weighted assets, income over average risk-weighted assets was resilient at 477 basis points. The return on equity came out at 13.1% for the quarter.

Net customer deposits growth was a strong €5.7 billion, driven by successful initiatives in Payment & Cash Management (PCM) and Money Markets, along with higher volumes in Bank Mendes Gans.

Lending income rose 3.3% year-on-year, even as the overall market was impacted by moderate economic growth and tight monetary conditions. The growth was attributable to higher interest income, which made up for a decline in fee income as a lower number of transactions already had come to completion. Quarter-on-quarter, income was slightly up, supported by higher interest income from increased volumes. Fee income remained resilient but did not reach the levels seen in 1Q2024, which had several sizeable transactions.

Income from Daily Banking & Trade Finance declined year-on-year, reflecting lower PCM income from reduced deposit balances and lower margins, whereas fees from Trade Finance Services increased. Sequentially, income declined as higher deposit balances did not fully offset the impact of lower interest margins in PCM.

Financial Markets income decreased slightly year-on-year, particularly due to interest-driven trading products, as the stabilisation of central bank rates led to reduced client hedging activity. This was almost fully offset by higher trading results in Credit and Securities Finance products, as well as increased Capital Markets issuance income. Compared with 1Q2024, trading income declined due to lower market volatility and reduced Capital Markets income.

Income from Treasury and Other increased year-on-year, mainly reflecting the €70 million one-off income. This was partially offset by a €-20 million revaluation in Corporate Investments and lower results from Corporate Finance. Treasury income was flat year-on-year despite the lower remuneration on the ECB minimum reserve requirement. Sequentially, income rose, mainly due to the one-off income and improved results for Treasury.

ING Press Release 2Q2024 13

Corporate Line: Consolidated profit or loss account IAS 29 impact 1) Corporate Line excl. IAS 29 impact Line 1Q2024 Corporate 2Q2023 Total 2Q2024 In € million 1Q2024 2Q2023 2Q2024 1Q2024 2Q2023 2Q2024 Profit or loss 3 2 10 47 131 51 50 134 61 Net interest income 0 0 1 - 2 - 3 - 2 - 2 - 3 - 1 Net fee and commission income 0 0 0 0 2 3 0 2 3 Investment income - 52 - 9 - 36 82 23 - 4 30 14 - 41 Other income - 49 - 6 - 26 126 153 47 78 147 22 Total income 4 6 7 115 109 73 119 115 80 Expenses excl. regulatory costs 0 0 0 0 - 1 0 0 - 1 0 Regulatory costs 4 6 7 115 108 73 119 114 80 Operating expenses - 53 - 12 - 33 11 45 - 25 - 42 32 - 58 Gross result 0 0 0 0 0 0 0 0 0 Addition to loan loss provisions - 53 - 13 - 33 11 45 - 25 - 42 32 - 58 Result before tax of which: 0 0 0 11 42 - 5 11 42 - 5 Income on capital surplus 0 0 0 130 113 129 130 113 129 Foreign currency ratio hedging 0 0 0 - 83 - 8 - 76 - 83 - 8 - 76 Other Group Treasury 0 0 0 58 147 48 58 147 48 Group Treasury 0 0 0 23 22 25 23 22 25 Asian stakes - 53 - 13 - 33 - 70 - 124 - 98 - 123 - 136 - 132 Other Corporate Line - 53 - 13 - 33 11 45 - 25 - 42 32 - 58 Result before tax - 1 1 3 Taxation - 51 - 14 - 37 Net result ING Press Release 2Q2024 14 1) Hyperinflation accounting (IAS 29) has become applicable for ING’s subsidiary in Türkiye since 2Q2022 with retrospective application from 1 January 2022. Total income decreased by €125 million year - on - year. This was mostly due to a decline in net interest income from Group Treasury (including a lower income on the capital surplus) and a larger IAS 29 impact (reflecting a higher level of inflation in Türkiye). Compared with 1Q2024, total income decreased by €56 million, mainly due to the recognition of a €53 million receivable related to the insolvency of a financial institution in the Netherlands in the first quarter. Operating expenses decreased in the second quarter of 2024 due to a VAT refund. Segment Reporting: Corporate Line

| Share information | | | | | |
|---|---|---|---|---|---|
| | 2Q2024 | 1Q2024 | 4Q2023 | 3Q2023 | 2Q2023 |
| **Shares (in millions, end of period)** | | | | | |
| Shares outstanding | 3,239.7 | 3,302.5 | 3,343.6 | 3,502.6 | 3,607.0 |
| Average number of shares outstanding | 3,275.4 | 3,309.5 | 3,460.9 | 3,557.9 | 3,615.2 |
| Treasury shares | 63.7 | 195.7 | 154.6 | 116.9 | 12.5 |
| **Share price (in euros)** | | | | | |
| End of period | 15.96 | 15.25 | 13.53 | 12.55 | 12.34 |
| High | 16.57 | 15.25 | 13.74 | 13.45 | 12.34 |
| Low | 14.67 | 11.92 | 11.79 | 12.22 | 10.81 |
| Net result per share (in euros) | 0.54 | 0.48 | 0.45 | 0.56 | 0.60 |
| Shareholders' equity per share (end of period in euros) | 15.48 | 16.09 | 15.32 | 14.77 | 14.07 |
| Dividend per share (in euros) | 0.35 | - | 0.756 | - | 0.35 |
| Price/earnings ratio[1)] | 7.9 | 7.3 | 6.6 | 6.6 | 7.7 |
| Price/book ratio | 1.03 | 0.95 | 0.88 | 0.85 | 0.88 |

[1)] Four-quarter rolling average.

| Financial calendar | |
|---|---|
| Ex-date for interim dividend 2024 (Euronext Amsterdam) [1)] | Monday 5 August 2024 |
| Record date for interim dividend 2024 entitlement (Euronext Amsterdam)[1)] | Tuesday 6 August 2024 |
| Record date for interim dividend 2024 entitlement (NYSE)[1)] | Tuesday 6 August 2024 |
| Payment date for interim dividend 2024 (Euronext Amsterdam)[1)] | Monday 12 August 2024 |
| Payment date for interim dividend 2024 (NYSE)[1)] | Monday 19 August 2024 |
| Publication results 3Q2024 | Thursday 31 October 2024 |
| Publication results 4Q2024 | Thursday 6 February 2025 |
| Publication 2024 ING Group Annual Report | Thursday 6 March 2025 |
| 2024 Annual General Meeting | Tuesday 22 April 2025 |

[1)] Only if any dividend is paid

All dates are provisional

## ING profile

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is: empowering people to stay a step ahead in life and in business. ING Bank's more than 60,000 employees offer retail and wholesale banking services to customers in over 40 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA NA, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

ING aims to put sustainability at the heart of what we do. ING's sustainability efforts have been recognised externally by environmental, social and governance (ESG) rating agencies and other benchmarks. In 2023, Sustainalytics assessed our management of ESG material risk as 'strong'. In July 2023, ING's ESG rating by MSCI was reconfirmed as 'AA'. ING's shares are included in the sustainability indices of Euronext, STOXX, FTSE Russell and Morningstar.

## Further information

For more on results publications, go to the quarterly results publications page on www.ing.com.

For more on investor information, go to www.ing.com/investors.

For news updates, go to the newsroom on www.ing.com or via X (@ING news feed).

For ING photos such as board members, buildings, go to Flickr.

ING Press Release 2Q2024 15

ING Press Release 2Q2024 16 Important legal information Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/2014 (‘Market Abuse Regulation’). ING Group’s annual accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS - EU’). In preparing the financial information in this document, except as described otherwise, the same accounting principles are applied as in the 2023 ING Group consolidated annual accounts. All figures in this document are unaudited. Small differences are possible in the tables due to rounding. Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward - looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to diﬀer materially from those expressed or implied in such statements. Actual results, performance or events may diﬀer materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions and customer behaviour, in particular economic conditions in ING’s core markets, including changes affecting currency exchange rates and the regional and global economic impact of the invasion of Russia into Ukraine and related international response measures (2) changes affecting interest rate levels (3) any default of a major market participant and related market disruption (4) changes in performance of financial markets, including in Europe and developing markets (5) fiscal uncertainty in Europe and the United States (6) discontinuation of or changes in ‘benchmark’ indices (7) inflation and deflation in our principal markets (8) changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness (9) failures of banks falling under the scope of state compensation schemes (10) non - compliance with or changes in laws and regulations, including those concerning financial services, financial economic crimes and tax laws, and the interpretation and application thereof (11) geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities, including in connection with the invasion of Russia into Ukraine and the related international response measures (12) legal and regulatory risks in certain countries with less developed legal and regulatory frameworks (13) prudential supervision and regulations, including in relation to stress tests and regulatory restrictions on dividends and distributions (also among members of the group) (14) ING’s ability to meet minimum capital and other prudential regulatory requirements (15) changes in regulation of US commodities and derivatives businesses of ING and its customers (16) application of bank recovery and resolution regimes, including write down and conversion powers in relation to our securities (17) outcome of current and future litigation, enforcement proceedings, investigations or other regulatory actions, including claims by customers or stakeholders who feel misled or treated unfairly, and other conduct issues (18) changes in tax laws and regulations and risks of non - compliance or investigation in connection with tax laws, including FATCA (19) operational and IT risks, such as system disruptions or failures, breaches of security, cyber - attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business and including any risks as a result of incomplete, inaccurate, or otherwise flawed outputs from the algorithms and data sets utilized in artificial intelligence (20) risks and challenges related to cybercrime including the eﬀects of cyberattacks and changes in legislation and regulation related to cybersecurity and data privacy, including such risks and challenges as a consequence of the use of emerging technologies, such as advanced forms of artificial intelligence and quantum computing (21) changes in general competitive factors, including ability to increase or maintain market share (22) inability to protect our intellectual property and infringement claims by third parties (23) inability of counterparties to meet financial obligations or ability to enforce rights against such counterparties (24) changes in credit ratings (25) business, operational, regulatory, reputation, transition and other risks and challenges in connection with climate change and ESG - related matters, including data gathering and reporting (26) inability to attract and retain key personnel (27) future liabilities under defined benefit retirement plans (28) failure to manage business risks, including in connection with use of models, use of derivatives, or maintaining appropriate policies and guidelines (29) changes in capital and credit markets, including interbank funding, as well as customer deposits, which provide the liquidity and capital required to fund our operations, and (30) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ING.com. This document may contain ESG - related material that has been prepared by ING on the basis of publicly available information, internally developed data and other third - party sources believed to be reliable. ING has not sought to independently verify information obtained from public and third - party sources and makes no representations or warranties as to accuracy, completeness, reasonableness or reliability of such information. Materiality, as used in the context of ESG, is distinct from, and should not be confused with, such term as defined in the Market Abuse Regulation or as defined for Securities and Exchange Commission (‘SEC’) reporting purposes. Any issues identified as material for purposes of ESG in this document are therefore not necessarily material as defined in the Market Abuse Regulation or for SEC reporting purposes. In addition, there is currently no single, globally recognized set of accepted definitions in assessing whether activities are “green” or “sustainable.” Without limiting any of the statements contained herein, we make no representation or warranty as to whether any of our securities constitutes a green or sustainable security or conforms to present or future investor expectations or objectives for green or sustainable investing. For information on characteristics of a security, use of proceeds, a description of applicable project(s) and/or any other relevant information, please reference the offering documents for such security. This document may contain inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document. ING does not make any representation or warranty with respect to the accuracy or completeness of, or take any responsibility for, any information found at any websites operated by that websites operated by third parties remain available following the publication of this document, or that any information found at such websites will not change following the filing of this document. Many of those factors are beyond ING’s control. Any forward - looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward - looking statements, whether as a result of new information or for any other reason. This document does not constitute an oﬀer to sell, or a solicitation of an oﬀer to purchase, any securities in the United States or any other jurisdiction.